Exhibit 99.1

Geac Computer Corporation Announces Early-Termination of Hart-Scott-Rodino Act Waiting Period in Connection with Golden Gate Capital Transaction

MARKHAM, Ontario and WALTHAM, Massachusetts – January 4, 2006 – Geac Computer Corporation Limited (TSX: GAC and NASDAQ: GEAC) today announced the early termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 in connection with its proposed sale to Golden Gate Capital under the arrangement agreement entered into November 6, 2005 between Geac and certain affiliated entities of Golden Gate. The Hart-Scott-Rodino Antitrust Improvements Act of 1976 prohibits the closing of certain transactions prior to the expiration or termination of any applicable waiting periods.  The arrangement has also been approved by the German antitrust and competition law authorities.  The completion of the arrangement remains subject to a number of conditions, including, without limitation, shareholder approval, court approval and approval under the Investment Canada Act.

About Geac

Geac (TSX: GAC, NASDAQ:GEAC) is a global enterprise software company that addresses the needs of the Chief Financial Officer.  Geac’s best-in-class technology products and services help organizations do more with less in an increasingly competitive environment, amidst growing regulatory pressure, and in response to other business issues confronting the CFO.  Further information is available at http://www.geac.com or through e-mail at info@geac.com.

About Golden Gate Capital

Golden Gate Capital (http://www.goldengatecap.com) is a San Francisco-based private equity investment firm with approximately $2.5 billion of capital under management. Golden Gate Capital is dedicated to partnering with world-class management teams to invest in change-intensive, growth businesses.  They target investments in situations where there is a demonstrable opportunity to significantly enhance a company’s value.  The principals of Golden Gate Capital have a long and successful history of investing with management partners across a wide rage of industries and transaction types, including leveraged buyouts, recapitalizations, corporate divestitures and spin-offs, build-ups and venture stage investing.

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Important Information Regarding the Transaction

The Shareholders of Geac are urged to read the proxy circular regarding the proposed transaction and any other relevant documents filed on SEDAR and with the SEC when they become available, as well as any amendments or supplements to those documents, because they will contain important information. Interested parties will be able to obtain a free copy of the proxy circular, as well as other filings containing information about Geac, at www.sedar.com and at http://www.sec.gov .

This press release may contain forward-looking statements of Geac’s intentions, beliefs, expectations and predictions for the future.  These forward-looking statements often include use of the future tense with words such as “will,” “may,” “intends,” “anticipates,” “expects” and similar conditional or forward-looking words and phrases.  These forward-looking statements are neither promises nor guarantees.  They are only predictions that are subject to risks and uncertainties, and they may differ materially from actual future events or results.  Geac undertakes no obligation to update or revise the information contained herein.  Risks and uncertainties include the satisfaction of the conditions to closing, including receipt of shareholder and regulatory approval.  Other potential risks and uncertainties that relate to Geac’s business and operations are summarized in more detail from time to time in our filings with the United States Securities and Exchange Commission and with the Canadian Securities Administrators.  Please refer to Geac’s most recent quarterly reports available through the website maintained by the SEC at www.sec.gov and through the website maintained by the Canadian Securities Administrators and the Canadian Depository for Securities Limited at www.sedar.com for more information on risk factors that could cause actual results to differ.

Geac is a registered trademark of Geac Computer Corporation Limited. All other marks are trademarks of their respective owners.

For more information, please contact:

Alys Scott

Vice President, Corporate Communications

Geac

(781) 672-5980

alys.scott@geac.com